UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ContraFect Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

212326102
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)(1)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.64% as of 12/31/18 (3.16% as of the date of this filing)(1)
12	Type of Reporting Person (See Instructions) PN (Partnership)

(1) Assumes the exercise of currently exercisable warrants.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)(1)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.64%as of 12/31/18 (3.16% as of the date of this filing) (1)
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Assumes the exercise of currently exercisable warrants.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 6,023,841 shares as of 12/31/18 (3,118,203 as of the date of this filing)(1)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 6,023,841 shares as of 12/31/18 (3,118,203 as of the date of this filing)(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,023,841 shares as of 12/31/18 (3,118,203 as of the date of this filing)(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 7.30% as of 12/31/18 (3.78% as of the date of this filing)(1)
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Assumes the exercise of currently exercisable warrants.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 6,023,841 shares as of 12/31/18 (3,118,203 as of the date of this filing)(1)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 6,023,841 shares as of 12/31/18 (3,118,203 as of the date of this filing)(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,023,841 shares as of 12/31/18 (3,118,203 as of the date of this filing)(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 7.30% as of 12/31/18 (3.78% as of the date of this filing)(1)
12	Type of Reporting Person (See Instructions) IN (Individual)

(1) Assumes the exercise of currently exercisable warrants.  See Item 4 below.

Item 1.

(a)	Name of Issuer
ContraFect Corporation
(b)	Address of Issuer’s Principal Executive Offices
28 Wells Avenue, 3rd Floor Yonkers, New York 10701

Item 2.

(a)	Name of Person Filing
Cormorant Global Healthcare Master Fund, LP Cormorant Global Healthcare GP, LLC Cormorant Asset Management, LP Bihua Chen
(b)	Address of Principal Business Office or, if none, Residence
200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship
Cormorant Global Healthcare Master Fund, LP - Cayman Islands Cormorant Global Healthcare GP, LLC - Delaware Cormorant Asset Management, LP - Delaware Bihua Chen - United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number 212326102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Cormorant Global Healthcare Master Fund, LP – 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)
Cormorant Global Healthcare GP, LLC – 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)
Cormorant Asset Management, LP - 6,023,841 shares as of 12/31/18 (3,118,203 as of the date of this filing)
Bihua Chen - 6,023,841  shares as of 12/31/18 (3,118,203 as of the date of this filing)

(b)	Percent of Class

Cormorant Global Healthcare Master Fund, LP – 6.64% as of 12/31/18 (3.16% as of the date of this filing)
Cormorant Global Healthcare GP, LLC – 6.64% as of 12/31/18 (3.16% as of the date of this filing)
Cormorant Asset Management, LP – 7.30% as of 12/31/18 (3.78% as of the date of this filing)
Bihua Chen – 7.30% as of 12/31/18 (3.78% as of the date of this filing)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares
	(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)
Cormorant Global Healthcare GP, LLC – 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)
Cormorant Asset Management, LP - 6,023,841 shares as of 12/31/18 (3,118,203 as of the date of this filing)
Bihua Chen - 6,023,841  shares as of 12/31/18 (3,118,203 as of the date of this filing)

	(iii)	sole power to dispose or to direct the disposition of
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares
	(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)
Cormorant Global Healthcare GP, LLC – 5,272,342 shares as of 12/31/18 (2,594,086 as of the date of this filing)
Cormorant Asset Management, LP - 6,023,841 shares as of 12/31/18 (3,118,203 as of the date of this filing)
Bihua Chen - 6,023,841  shares as of 12/31/18 (3,118,203 as of the date of this filing)

*** Shares reported herein for Cormorant Asset Management, LP include warrants exercisable for an additional 2,594,087 shares which are beneficially owned by Cormorant Global Healthcare Master Fund, LP (the “Fund”), as reported herein, and warrants exercisable for an additional 524,116 shares which are beneficially owned by a managed account (the “Account”).  Cormorant Global Healthcare GP, LLC serves as the general partner of the Fund, and Cormorant Asset Management, LP serves as the investment manager to both the Fund and the Account.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC and of the general partner of Cormorant Asset Management, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. Percentage calculations herein are based upon there being 74,409,556 issued and outstanding stock as of November 8, 2018 as reported in the Issuer’s 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 8, 2018.

Item 5.                 Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].
Item 6.                 Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2017.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
February 14, 2019
CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen